100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7
Tel: +1 (416) 915-4149

444 Cedar Street, Suite 2060, St. Paul, MN 55101
Tel: +1 (651) 389-4100

www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2016-05

POLYMET REPORTS FISCAL 2016 RESULTS

St. Paul, Minn., April 22, 2016 – PolyMet Mining Corp. TSX: POM; NYSE MKT: PLM – today reported that it has filed its financial results for the year ended January 31, 2016. PolyMet controls 100 percent of the development-stage NorthMet copper-nickel-precious metals ore body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards. All amounts are in U.S. funds. Copies can be obtained free of charge by contacting the Corporate Secretary at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com.

HIGHLIGHTS OF FISCAL 2016 AND FISCAL 2017 TO-DATE

•

On November 6, 2015, the Minnesota Department of Natural Resources reported that the NorthMet Final Environmental Impact Statement had been completed. The Final EIS was subsequently posted in the Federal Register and the Minnesota Environmental Quality Board Monitor.

Completion of the Final EIS is the culmination of more than a decade of detailed analysis and thorough review from various state and federal regulatory agencies. The Final EIS indicates that the proposed project meets human health and environmental standards.

•

On November 16, 2015, the U.S. Forest Service published its Draft Record of Decision recommending the proposed land exchange in which PolyMet would receive surface rights in exchange for transferring land it currently owns to the Superior National Forest. The Draft ROD recognizes that the proposed land exchange would be beneficial to the Forest Service and would be in the public interest.

•

On March 3, 2016, the state determined that the Final EIS addresses the objectives defined in the EIS scoping review, meets procedural requirements, and responds appropriately to public comments. The 30-day period allowed by law to challenge the state’s decision has passed without any legal challenge being filed.

•

On April 19, 2016, the DNR, in partnership with the Pollution Control Agency and the Department of Health, held a Pre-application Public Informational Meeting that included an overview of the NorthMet Project and the permit to mine process together with a summary of other state permits such as tailings dam safety, water quality, air quality, and wetlands, that will be required to construct and operate the project.

The DNR laid out the process for the permit to mine, comprising: pre-application consultation; submission of formal applications that will be posted on the project website (http://polymet.mn.gov); formal regulatory review; publication of draft permit with an opportunity for public comment; and issuance of permits.

The pre-application consultation is underway and is intended to help PolyMet craft the formal permit applications in order to help the regulatory agencies expedite the review process. The DNR stated that the timeline for completion will be better defined once it has received the formal applications.

•

The Company issued $33.0 million secured debentures to Glencore AG, a wholly owned subsidiary of Glencore plc, to fund environmental review, permitting and general corporate purposes; extended the Glencore convertible and non-convertible loans to March 31, 2017; clarified PolyMet’s right to repay the loans at any time without penalty; and reset the interest rate to 12-month U.S. dollar LIBOR plus 15.0% from January 1, 2016.

•

Loss for the twelve months ended January 31, 2016, was $9.346 million compared with $7.276 million for the prior year period. General and administrative expenses for the twelve months ended January 31, 2016 were $5.508 million compared with $5.489 million for the prior year period. As a result of a one-time non-cash loss on the disposal of wetland credit intangibles, other expenses were $3.838 million compared with $1.787 million for the prior year period.

•

At January 31, 2016, PolyMet had cash of $10.256 million compared with $9.301 million at January 31, 2015. Short-term debt totaled $4.962 million due to the Iron Range Resources and Rehabilitation Board, secured by land that forms part of the proposed land exchange with the U.S. Forest Service.

•	PolyMet invested $27.378 million cash into its NorthMet Project during the twelve months ended January 31, 2016, compared with $27.153 million in the prior year period.

•

As of January 31, 2016, PolyMet had spent $102.160 million on environmental review and permitting, of which $95.709 million has been spent since the NorthMet Project moved from exploration to development stage.

GOALS AND OBJECTIVES FOR REMAINDER OF FISCAL 2017

The environmental review and permitting process is managed by the regulatory agencies and, therefore, timelines are not within PolyMet’s control. Given these circumstances, PolyMet’s objectives include:

•	U.S. Forest Service Final Record of Decision on the proposed land exchange and transfer of title of the surface rights over and around the NorthMet mineral rights to PolyMet;

•	Submission of state permit applications;

•	Section 404 wetlands permit preparation for review;

•	Completion of Definitive Cost Estimate and Project Update;

•	Completion of project implementation plan;

•	Repayment/conversion of Glencore and Iron Range Resources and Rehabilitation Board loans; and

•	Completion of construction finance plan including commitment of debt prior to the issuance of permits but subject to typical conditions precedent such as receipt of key permits.

Key Statistics

(in ‘000 US dollars, except per share amounts)

Balance Sheet	January 31, 2016	January 31, 2015

Cash & equivalents	$10,256	$9,301
Working capital (deficit)	2,162	(31,672)
Total assets	337,660	313,229
Total liabilities	153,003	120,853
Shareholders’ equity	184,657	192,376

	Year ended Jan 31,
Income Statement	2016	2015
General & administrative expense	$5,508	$5,489
Other Expenses
Finance & Other	$1,986	$1,787
Disposal of Intangibles	$1,852	$-
Loss before tax	$9,346	$7,276
Other Comprehensive (Income)	$(199)	$-
Loss per share	$0.03	$0.03
Investing Activities
NorthMet Property	$27,378	$27,153
Weighted average shares outstanding	276,812,958	275,726,953

*    *    *    *    *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study. The NorthMet Final EIS was published in November 2015, preparing the way for operating permits to construct and operate the mine. NorthMet is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	"Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2016 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.